ABER DIAMOND CORPORATION
P.O. BOX 4569, STATION A
TORONTO, ONTARIO, CANADA M5W 4T9
TEL 416.362.2237 FAX 416.362.2230
WWW.ABER.CA

April 2, 2007

Mr. Karl Hiller

Branch Chief

United States Securities and Exchange Commission

Washington, D.C.  20549

Re:	Aber Diamond Corporation
Form 40-F for the Fiscal Year Ended 1/31/06
Filed May 1, 2006
File No. 0-17227

Dear Mr. Hiller:

As requested in your letters to Aber Diamond Corporation (the “Company”) dated March 16, 2007 and March 29, 2007, respectively, please find below a detailed response to your comments.  We have incorporated each of your comments, followed by our response.

Comment 1 – March 16, 2007 Letter

Note 2 – Significant Accounting Policies, page 35

We have read your response to prior comment 2, indicating that you believe the reserves you report under National Instrument 43-101 also comply with the definitions in Industry Guide 7; and that you are using the same quantities for purposes of computing amortization under Canadian and U.S. GAAP.  Please include your representation to this effect along with your U.S. GAAP information in Note 22.

Our response: Further to your comment, we will amend the US GAAP Note in the January 31, 2007 financial statements to include representation that the reserves we report under National Instrument 43-101 also comply with the definitions in Industry Guide 7, and that we are using the same quantities for purposes of computing amortization under Canadian and US GAAP. Please find attached the draft proforma US GAAP Note with the above amendment.

Comment 2 – March 16, 2007 Letter

Note 11 – Promissory Note, page 44

We understand you would prefer to limit compliance with prior comment 4, requesting that you correct the cash flows you report for 2006 to future filings.  We believe the nature of this error warrants prompt attention.  Please revise the cash flows you report for U.S. GAAP accordingly; be sure to include a note explaining both the differences you have identified between Canadian and U.S. GAAP; and the correction, with a reconciliation of the as previously reported to the restated amounts.

Our response: Further to your comment, we will revise the cash flows we report for US GAAP in the January 31, 2007 financial statements and will include a note explaining the differences we have identified between Canadian and US GAAP.  Please find attached the draft proforma US GAAP Note with the above amendment.

Comment 4

Note 22 – Differences between Canadian and US GAAP, page 55

We note your response to prior comment 7 explaining how, for Canadian GAAP purposes, you deemed the U.S. dollar to be your functional currency effective August 1, 2003, the date you believed you had achieved a sustainable level of production, while for U.S. GAAP purposes you deemed the U.S. dollar to be your functional currency effective February 1, 2003, the date on which you first produced saleable goods.  You indicate that your determination of functional currency correlates with the date you commenced commercial production, which was determined to be at different points depending on whether you were thinking in terms of Canadian or U.S. GAAP.

However, per EIC 130, the functional currency is not a matter of free choice, but a determination that should be based on the facts in the particular circumstances.  CICA 1650 provides guidance on determining the functional currency of an operation and the accounting required when the functional currency changes due to changes in economic facts and circumstances.  The guidance in paragraph 10 of CICA 1650 lists the economic facts and circumstances to be considered when making this determination; none of these hinge on how you choose to characterize actual levels of production and sales.

SFAS 52, for U.S. GAAP purposes, similarly states that the functional currency of an enterprise is “basically a matter of fact;” there is detailed guidance in Appendix A of SFAS 52 for making this determination.  As with Canadian GAAP, while the currency of denomination in the actual level of sales occurring would be a valid consideration, selecting terminology for describing the level of production underlying these sales would not generally lend weight to this decision.

Unless you are able to provide a substantive analysis under CICA 1650 and SFAS 52, supporting your view that there is a difference between Canadian and U.S. GAAP in the determination of functional currency, specifically addressing the criteria in paragraph 10 of CICA 1650 and Appendix A of SFAS 52, you will likely need to arrive at a common point for determining that the U.S. dollar is your functional currency.  Under this scenario, please revisit the other differences based on functional currency (e.g. long-term debt and future income tax liability) and revise as necessary.

Our response: Further to your comment, we agree that the effective date for adopting the US dollar as functional currency should be the same under Canadian and US

GAAP. We have reviewed the criteria in CICA 1650 and SFAS 52 and concluded that it is appropriate to deem US dollars as our functional currency effective August 1, 2003. Accordingly, we will restate our 2006 comparative balance sheet in the US GAAP Note of the January 31, 2007 financial statements to reflect the impact on monetary items and retained earnings of adopting August 1, 2003 as the effective date for US GAAP purposes.  Please find attached the draft proforma US GAAP Note with the above amendment.

Comment 1 – March 29, 2007 Letter

We are continuing to review your response to prior comment 3, regarding the $7 million payment received from Tiffany that you reported as other income.  We are asking for additional information in the comments that follow to assist in resolution.

Our response:  Please see our comments below providing additional information and addressing the specific questions raised in your comment letter dated March 29, 2007.

Comment 2 – March 29, 2007 Letter

With regard to the $12 million payment you made to Tiffany for the extinguishment of a purchase discount, we note that you deferred this amount in the “deferred charges and other assets” account as a “prepaid pricing discount” amounting to $10.3 million as of December 31, 2006.  The definition of an asset in CON 6 paragraph 25 states that assets are “probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events.”  Please explain how the prepaid pricing discount represents probable future economic benefits, in your view.  We note that you are amortizing this amount on a straight-line basis over the remaining life of the contract.  Tell us to which account you are recording the amortization.

Our response:   We believe that the $12 million payment to Tiffany meets the definition of an asset under CON 6, paragraph 25. We consider the $12 million payment as a prepayment of the originally agreed discount calculated based on the discounted cash flow of the expected relevant qualifying sales and related sales discount to the end of the diamond sales agreement.  With the prepayment the total discount for future Tiffany related sales is determined and fixed over the contract period.  Since the discount dollar is now fixed, Aber controls the access to this benefit.  The future economic benefits directly relate to the higher receipts we would receive from Tiffany in return for Tiffany’s agreement to relinquish their right to a discount on future sales. We effectively gave up the $12 million in return for higher future receipts from Tiffany. These future benefits are a direct result of the $12 million transaction and are considered probable given the existence of the sales agreement requiring Tiffany to purchase up to $50 million per annum of Tiffany qualifying diamonds over a 10 year period and given the fact that the mine is now in production.

The $12 million payment is being amortized against revenue on a straight-line basis over the remaining life of the agreement, expiring August 2013.  The impact to revenue of this amortization is consistent with the amount the discount would have been under the original agreement.  Additionally, the treatment is consistent with the charge to revenue that the original discount received by Tiffany would have been based on historic sales of approximately $25 million per annum.

Comment 3 – March 29, 2007 Letter

We understand that you entered into a diamond supply agreement with Tiffany in November 2001, in which you agreed to give a discount on future sales.  Please clarify whether this constituted an entirely new arrangement or a simply a modification or formalization of a preexisting arrangement.  Tell us the amount and form of any consideration you received from Tiffany in conjunction with this supply agreement, and if applicable, describe the accounting applied.  If you had a supply agreement or arrangement with Tiffany for future diamond sales and a pricing discount when you entered into the private placement subscription agreement in July 1999, explain the extent to which you considered attributing some portion of the proceeds from the private placement to the supply agreement as deferred revenue.

Our response: On July 19, 1999 Aber Diamond Mines Ltd. (ADM) and Tiffany & Co. ICT, Inc., an indirect wholly-owned subsidiary of Tiffany & Co. (“Tiffany”), entered into an agreement to form and operate a general partnership, which would implement diamond supply agreements not then formalized, such that ADM would sell rough diamonds to the partnership at a discount and the partnership would sell the diamonds to an affiliate of Tiffany at market price.  The commercial terms were negotiated prior to the development of the Diavik mine and the completion of Aber’s requisite bank financing to retain its ownership interest in the mine and before there was any degree of certainty that any revenue from the mine would be realized by Aber.

Neither the above described partnership agreement nor the diamond supply agreements contemplated at that time were made operational. The partnership agreement was terminated in November 1, 2001 and the diamond supply agreements were never executed.  All of these agreements were superseded by subsequent contractual arrangements, well in advance of the commencement of production from the Diavik mine.

A new partnership agreement (in respect of the Abany Diamond Partnership) was entered into on November 1, 2001 between Aber Fifth Avenue Corporation, a direct, wholly owned subsidiary of Aber Diamond Corporation, and Tiffany on substantively the same commercial terms as the above described and terminated 1999 partnership agreement.  Additionally, a Rough Diamond Agreement, also dated November 1, 2001, was entered into between ADM and Abany Diamond

Partnership and a diamond supply agreement was entered into between Abany Diamond Partnership and Tiffany, both dated November 1, 2001 (collectively, the Supply Agreements).

No rough diamonds were sold pursuant to the terms of either of these Supply Agreements, both of which were terminated effective March 10, 2003.

On March 10, 2003 ADM entered into an agreement to directly supply Tiffany with rough diamonds rather than through the Abany Diamond Partnership, on a basis substantively consistent with the commercial terms of the arrangement originally contemplated in 1999.

At no point during the course of the development of these contractual arrangements was any consideration received from Tiffany in respect thereof.  Additionally, the commercial terms remained substantively consistent with those originally negotiated in 1999.

The private placement subscription agreement in July 1999 was priced at fair market value of $13 per share, as communicated to the TSX on July 15th, 1999 and as supported by the average five day closing price of the shares on July 15th of $13.33.  Given that there was no residual value to allocate, and given the absence of any economic certainty as to any future revenue stream resulting from the foregoing contractual arrangements, it was concluded that it was not appropriate to consider any portion of the proceeds of the private placement as deferred revenue.

Comment 4 – March 29, 2007 Letter

We note the provision in the Diamond Supply Agreement dated March 10, 2003, in section 4.1, indicating that once you and Tiffany have agreed on the composition of each Individual Assortment, the stones would be laser-inscribed and then retained by you for purposes of sorting future production.  We note that while Tiffany is required to purchase all stones that have been laser-inscribed, these stones are held by you until such time as Tiffany requests delivery.  Tell us the amounts of revenue recognized each period for sales of stones that remained in your custody at the end of the period, if applicable.  Under these circumstances, please address the criteria in SAB Topic 13.A.3.a. that you believe supports the accounting you have applied.

Our response:  On November 3, 2003, the Company sold to Tiffany 50.86 carats of diamonds and recognized in revenue $18,000 under the Diamond Supply Agreement dated March 10, 2003.  Aber is not in the practice of lasering diamonds and, therefore, Tiffany laser-inscribed these particular diamonds at its own expense.  After these diamonds were lasered,Tiffany shipped a portion of these rough diamonds (the “Sample”) back to Aber.  This Sample (owned by Tiffany) is currently in Aber’s custody and used by Aber to sort and benchmark Tiffany qualifying goods on an ongoing basis.  This Sample has not changed since November 2003.  The other portion of the goods is kept by Tiffany in their Antwerp office for purposes of evaluating and benchmarking diamonds purchased from Aber on an ongoing basis.  The Sample in Aber’s custody has a current market price of $15,000.   As indicated above, the Sample is owned by Tiffany who has the right to take back the Sample at any time.

In terms of SAB Topic 13.A.3.a, bill and hold arrangement, the Company does not have any bill and hold arrangements.  The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred and the price to the customer is fixed or determinable and collection of the resulting receivable is reasonably assured.  As a matter of practice, Aber does not release rough diamonds to customers until paid.  No revenue has been recognized in any fiscal period prior to shipment of the related product.

We are currently in the process of completing our financial statements and management’s discussion and analysis for the year ended January 31, 2007.  We understand that you will discuss our response on this matter internally and look forward to hearing from you.

If you have any further questions, please contact me at (416) 362-2237 ext. 235.

Sincerely,
Aber Diamond Corporation

/s/ALICE MURPHY

Alice Murphy
Vice President and Chief Financial Officer

cc:	Nasreen Mohammed

DRAFT

Note 21:
Differences Between Canadian and United States Generally Accepted

Accounting Principles

These financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the US and the rules and regulations of the Securities Exchange Commission. The following tables reconcile results as reported under Canadian GAAP with those that would have been reported under US GAAP.

	Canadian GAAP	US GAAP
Consolidated Balance Sheets	2007	2007
Balance sheet:
Mining interests (a)	$	$
Accounts payable and accrued liabilities
Future income tax liability, net
Shareholders’ equity

	Canadian GAAP	US GAAP	US GAAP
	2006	2006	2006
	As previously reported		Restated (d)
Balance sheet:
Mining interests (a)	$196,367	$144,761	$144,761
Long-term debt (d)	157,344	170,505	157,344
Future income tax liability, net	225,801	196,802	196,802
Shareholders’ equity (d)	451,893	411,949	425,110

Consolidated Statements of Earnings	2007	2006	2005

Earnings for the year, Canadian GAAP	$	$81,253	$53,084

Amortization (b)		4,730	14,322
Future income taxes		3,742	(9,075)
Earnings for the year, US GAAP	$	$89,725	$58,331

Basic earnings per share	$	$1.55	$1.01
Diluted earnings per share	$	$1.53	$0.99

DRAFT

Consolidated Statement of Cash Flows	2007	2006	2005
	Restated (c)
Cash provided by (used in):
Operating, Canadian GAAP	$	$161,824	$150,395

Net earnings		8,472	5,247
Items not involving cash:
Amortization and accretion (b)		(4,730)	(14,322)
Future income taxes		(3,742)	9,075
Cash provided by (used in):
Operating, US GAAP		161,824	150,395

Cash provided by (used in):
Financing, Canadian GAAP		(233)	(60,965)

Repayment of promissory note (c)		(51,059)	—
Cash provided by (used in):
Financing, US GAAP		(51,292)	(60,965)

Cash provided by (used in):
Investing, Canadian GAAP		(140,887)	9,130

Repayment of promissory note (c)		51,059	—
Cash provided by (used in):		(89,828)	9,130
Investing, US GAAP
Foreign exchange effect on cash balances		3,816	1,408

Increase/(decrease) in cash and cash equivalents		24,520	99,968
Cash and cash equivalents, beginning of year		123,596	23,628
Cash and cash equivalents, end of year	$	$148,116	$123,596

(a)     Expenditures on Mining Interests Prior to the Establishment of Proven and Probable Reserves

Effective February 1, 1999, the Company changed its method of accounting for costs on unproven properties under US GAAP from capitalizing all expenditures to expensing all costs prior to the completion of a definitive feasibility study which establishes proven and probable reserves. Upon commencement of commercial production, certain mineral property costs were reclassified to capital assets and inventory, for both Canadian and US GAAP purposes.

There is no difference in the calculation of reserves for the periods presented under Canadian or US GAAP. The calculation follows the requirements of the Canadian Securities Administrators National Instrument 43-101 Standards of Disclosure for Mineral Project as well as the definitional guidance of Industry Guide 7 as required under US GAAP.

(b)    Amortization of Deferred Mineral Property

For US GAAP purposes, the start-up phase ended effective February 1, 2003 versus August 1, 2003 for Canadian GAAP purposes. Under US GAAP, the production stage is deemed to have begun when saleable minerals are extracted from an ore body, regardless of the level of production. In addition, exploration costs are expensed during the production stage for US GAAP purposes but may be capitalized under Canadian GAAP.

DRAFT

For Canadian GAAP purposes, the net book value of deferred mineral properties will always be higher than for US GAAP purposes due to the capitalization of costs incurred in the first and second quarters of fiscal 2004 for Canadian GAAP purposes.  This results in lower amortization under US GAAP, which is offset by the expensing of exploration costs for US GAAP purposes. Amortization pertaining to items deferred for Canadian GAAP purposes during the first and second quarters of fiscal 2004 was added back to net earnings for US GAAP purposes in subsequent fiscal periods.

(c)  Repayment of Promissory Note

For US GAAP purposes, the fiscal 2006 repayment of a promissory note relating to the acquisition of 51% of Harry Winton in April 2004 was previously reported under investing activity, consistent with Canadian GAAP.  Aber has amended the fiscal 2006 repayment as a financing activity in accordance with FASB 95, Statement of Cash Flows (“FASB 95”). Under footnote 6 of FASB 95, subsequent principal payments on debt directly related to the seller must be reported as financing cash outflows.

(d) US Functional Currency

For Canadian GAAP purposes, the US dollar became the functional currency for the Company at August 1, 2003.  For US GAAP purposes, the Company originally reported that the US dollar was adopted as the functional currency at February 1, 2003.  The Company believes that the effective date for adopting the US dollar as functional currency should be the same under Canadian and US GAAP. Accordingly, the US GAAP statements have been restated to reflect August 1, 2003 as the date of adoption.  The impact of this change was $13.2 million of foreign exchange on monetary items recognized under US GAAP in fiscal 2004 with an increase to retained earnings.

(e)     Impact of Recent United States Accounting Pronouncements

FASB 123R

FASB 158

SAB 108